UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MICRO MERGER SUB, INC.

(Offeror)

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

John Croteau

President and Chief Executive Officer

M/A-COM Technology Solutions Holdings, Inc.

100 Chelmsford Street

Lowell, Massachusetts 01851

(978) 656-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jason Day

Jeffrey A. Beuche

Perkins Coie LLP

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

(303) 291-2300

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$265,483,403.55	$34,195

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by adding the sum of (1) 43,343,199 outstanding shares of common stock, par value $0.01 per share (“Shares”), of Mindspeed Technologies, Inc. (“Mindspeed”), (2) 561,992 Shares subject to issuance pursuant to outstanding options exercisable under Mindspeed’s equity plans (other than Mindspeed’s Directors Stock Plan (“Directors Plan”)), (3) 200,000 Shares subject to issuance pursuant to outstanding options and other equity awards under the Directors Plan which will accelerate in connection with the transaction, (4) 260,651 Shares reserved for issuance under the Mindspeed’s Amended and Restated Employee Stock Purchase Plan, and (5) 8,205,129 Shares issuable upon the conversion of Mindspeed’s 6.75% Convertible Senior Notes due 2017, with such sum multiplied by the offer price of $5.05 per Share. The foregoing share figures have been provided by Mindspeed to the offerors and are as of November 15, 2013, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by .0001288.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”), and Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MACOM. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed”), at a price of $5.05 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of November 5, 2013, by and among MACOM, Purchaser, and Mindspeed, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 6 and Item 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Mindspeed Technologies, Inc., a Delaware corporation. The principal executive offices of Mindspeed are located at 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660 and the telephone number is (949) 579-3000.

(b) This Schedule TO relates to all of the outstanding shares of common stock, par value $0.01 per share, of Mindspeed. Mindspeed has advised Purchaser and MACOM that, as of November 15, 2013, there were 43,343,199 Shares outstanding. The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) This Schedule TO is filed by Purchaser and MACOM. The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and MACOM” and in Annex A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the “Summary Term Sheet,” the “Introduction” and Sections 1, 2, 3, 4, 5, 11, 13 and 15 of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger,” “The Merger Agreement; Other Agreements,” “Certain Effects of the Offer” and “Conditions to the Offer,” respectively, is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the “Summary Term Sheet,” the “Introduction” and Sections 8, 10, 11 and 12 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and MACOM,” “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Mindspeed,” “The Merger Agreement; Other Agreements” and “Purpose of the Offer; Plans for Mindspeed,” respectively, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) through (7) The information set forth in the “Summary Term Sheet,” the “Introduction” and Sections 10, 11, 12, 13 and 14 of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Mindspeed,” “The Merger Agreement; Other Agreements,” “Purpose of the Offer; Plans for Mindspeed,” “Certain Effects of the Offer” and “Dividends and Distributions,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the “Summary Term Sheet” and Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and MACOM” and in Annex A to the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in Section 17 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b) Not Applicable.

Item 11.	Additional Information.

(a) The information set forth in the “Summary Term Sheet” and Sections 8, 10, 11, 12 and 16 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and MACOM,” “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Mindspeed,” “The Merger Agreement; Other Agreements,” “Purpose of the Offer; Plans for Mindspeed” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Items 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 19, 2013.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on November 19, 2013.

(a)(5)(A)	Press release issued by MACOM on November 5, 2013 (incorporated by reference to Exhibit 99.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(a)(5)(B)	Slide Presentation, dated November 5, 2013 (incorporated by reference to Exhibit 99.1 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(C)	Transcript of Investor Conference held by MACOM on November 5, 2013 (incorporated by reference to Exhibit 99.2 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(D)	Presentation to Mindspeed Employees, dated November 6, 2013 (incorporated by reference to Exhibit 99.1 to MACOM’s Schedule TO-C filed on November 6, 2013).

(b)(1)	Amended and Restated Credit Agreement, dated as of September 26, 2013, among MACOM, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and HSBC Bank USA, National Association, RBS Citizens, N.A., Bank of America, N.A. and TD Bank, N.A., as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 of MACOM’s Current Report on Form 8-K filed on September 30, 2013).

(b)(2)	Amendment No. 1 to Amended and Restated Credit Agreement, dated November 5, 2013, among MACOM, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of November 5, 2013, among MACOM, Purchaser and Mindspeed (incorporated by reference to Exhibit 2.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(d)(2)	Confidentiality Agreement, dated as of August 19, 2013, between MACOM and Mindspeed.

(d)(3)	Exclusivity Agreement, dated as of October 4, 2013 and as amended on November 1, 2013, between MACOM and Mindspeed.

(d)(4)	Non-Competition and Non-Solicitation Agreement, dated as of November 5, 2013, among MACOM, Mindspeed and Najabat Hasnain Bajwa.

(d)(5)	Offer of Employment Letter, dated as of November 5, 2013, between M/A-COM Technology Solutions Inc. and Najabat Hasnain Bajwa.

(d)(6)	Amendment No. 2 to Section 382 Rights Agreement, dated as of November 5, 2013, between Mindspeed and Computershare Shareowners Services LLC (as successor in interest to Mellon Investor Services, LLC) (incorporated by reference to Exhibit 4.1 to Mindspeed’s Current Report on Form 8-K/A filed on November 14, 2013).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2013

MICRO MERGER SUB, INC.

By:	/s/ John Croteau
Name:	John Croteau
Title:	President and Chief Executive Officer

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

By:	/s/ John Croteau
Name:	John Croteau
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 19, 2013.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on November 19, 2013.

(a)(5)(A)	Press release issued by MACOM on November 5, 2013 (incorporated by reference to Exhibit 99.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(a)(5)(B)	Slide Presentation, dated November 5, 2013 (incorporated by reference to Exhibit 99.1 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(C)	Transcript of Investor Conference held by MACOM on November 5, 2013 (incorporated by reference to Exhibit 99.2 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(D)	Presentation to Mindspeed Employees, dated November 6, 2013 (incorporated by reference to Exhibit 99.1 to MACOM’s Schedule TO-C filed on November 6, 2013).

(b)(1)	Amended and Restated Credit Agreement, dated as of September 26, 2013, among MACOM, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and HSBC Bank USA, National Association, RBS Citizens, N.A., Bank of America, N.A. and TD Bank, N.A., as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 of MACOM’s Current Report on Form 8-K filed on September 30, 2013).

(b)(2)	Amendment No. 1 to Amended and Restated Credit Agreement, dated November 5, 2013, among MACOM, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of November 5, 2013, among MACOM, Purchaser and Mindspeed (incorporated by reference to Exhibit 2.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(d)(2)	Confidentiality Agreement, dated as of August 19, 2013, between MACOM and Mindspeed.

(d)(3)	Exclusivity Agreement, dated as of October 4, 2013 and as amended on November 1, 2013, between MACOM and Mindspeed.

(d)(4)	Non-Competition and Non-Solicitation Agreement, dated as of November 5, 2013, among MACOM, Mindspeed and Najabat Hasnain Bajwa.

(d)(5)	Offer of Employment Letter, dated as of November 5, 2013, between M/A-COM Technology Solutions Inc. and Najabat Hasnain Bajwa.

(d)(6)	Amendment No. 2 to Section 382 Rights Agreement, dated as of November 5, 2013, between Mindspeed and Computershare Shareowners Services LLC (as successor in interest to Mellon Investor Services, LLC) (incorporated by reference to Exhibit 4.1 to Mindspeed’s Current Report on Form 8-K/A filed on November 14, 2013).

(g)	Not applicable.

(h)	Not applicable.